UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2014

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION

(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

Other Events

On November 12, 2014, Collabrium Japan Acquisition Corporation (the “Company”) received a notice from the Nasdaq Hearings Panel (the “Panel”) indicating that the Panel had determined to grant the Company’s request to continue the listing of the Company’s securities on the Nasdaq Capital Market, subject to certain conditions.

As previously disclosed, the Company had requested that the Panel review the Nasdaq staff’s determination to delist the Company’s securities for failure to comply with Listing Rule 5550(a)(3), which requires that the Company have at least 300 public holders for continued listing on the Nasdaq Capital Market. A hearing was held before the Panel on October 16, 2014.

The Panel’s decision is subject to certain conditions, including that, on or before February 24, 2015, the Company complete a business combination and receive from the Nasdaq staff a determination that the business combination will meet all initial listing criteria for listing on the Nasdaq Stock Market. The Company also must, on or before January 2, 2014, provide the Panel with a written update on its progress towards an initial business combination. Furthermore, on or before March 24, 2015, the Company must demonstrate to the satisfaction of Nasdaq staff that it had the requisite number of shareholders and round lot shareholders as of February 24, 2015. Failure to comply with these conditions or the initial listing criteria in connection with a business combination could result in the delisting of the Company’s securities from Nasdaq.

A copy of the press release issued by the Company announcing the Panel’s decision is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibits

Exhibit No.	Description

99.1	Press release dated November 19, 2014.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 19, 2014

COLLABRIUM JAPAN ACQUISITION CORPORATION

	By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

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INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release dated November 19, 2014.